Tuesday Morning Corporation

6250 LBJ Freeway

Dallas, Texas 75240-6321

May 12, 2008

VIA EDGAR

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Attn:	H. Christopher Owings Scott M. Anderegg William Choi Andrew Blume

	Re:	Tuesday Morning Corporation Registration Statement on Form S-3 Initially Filed November 2, 2007 File No. 333-147103

Gentlemen:

The Company hereby requests acceleration of the effective date of its Registration Statement on Form S-3, as amended (SEC File No. 333-147103), to 10:00 A.M., Eastern time, on May 14, 2008 or as soon thereafter as possible.  In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), the Company hereby confirms that it is aware of its obligations under the Act.  In addition, the Company acknowledges that:

1.               Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.               The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.               The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call James S. Rowe of Kirkland & Ellis LLP, special counsel to the Company, at (312) 861-2191 as soon as the Registration Statement has been declared effective.

Very truly yours,

Tuesday Morning Corporation

	By:	/s/ Stephanie Bowman
	Name:	Stephanie Bowman
	Its:	Executive Vice President and Chief Financial Officer

cc:	James S. Rowe
Harva R. Dockery